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         File No. 70-8803



                 CERTIFICATE OF NOTIFICATION

                         (Rule 24)

             SECURITIES AND EXCHANGE COMMISSION

                             BY

                      NEES Energy, Inc.




         In accordance with the order of the Securities and Exchange Commission dated May 23, 1996, the following is a report for the fourth quarter of 1998:


    1.  NEES Energy, Inc. (NEES Energy), a Massachusetts
           Corporation,was formed on June 14, 1996. The corporation was capitalized on August 9, 1996 when one thousand shares of NEES Energy common stock were issued and sold to New England Electric System (NEES).


    2. As of December 31, 1998 NEES had purchased 1,000 shares of NEES Energy common stock and made subordinated loans and other paid-in capital contributions to NEES Energy totaling $68,597,000 and $10,805,000, respectively.


    3. As of December 31, 1998 NEES Energy had no permanent personnel and during the fourth quarter of 1998 there were no individuals assigned on a substantially full-time basis.


    4. During the fourth quarter of 1998 NEES Energy had no kilowatt hours sold or marketed.


    5. In December 1996, following SEC approval of a joint venture with a subsidiary of Eastern Enterprises (HCAR No. 35-26633), NEES Energy invested in AllEnergy Marketing Company, L.L.C.(AllEnergy), a limited liability corporation. AllEnergy is engaged in the business of marketing and selling energy commodities and energy related services. In December of 1997, NEES Energy increased its ownership share to 99%. The remaining 1% is owned by NEES Global, Inc, an affiliated company.

    6. During the second quarter, a new energy related company was formed in Delaware and is 100% owned by NEES Energy; this company is also named AllEnergy Marketing Co., L.L.C. (AllEnergy DE). It is presently planned to merge the Massachusetts AllEnergy Marketing Co., L.L.C. with and into AllEnergy DE. Following such a merger, AllEnergy DE would be the surviving entity.
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    7.  Attached in Exhibits A through C are a consolidated balance sheet as of December 31, 1998, consolidated income statements and statements of cash flows for the quarter and twelve months ended December 31, 1998.
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    Pursuant to the requirements of the Public Utility Holding Company
   Act of 1935, the undersigned company has duly caused this certificate of notification (Commission's File No. 70-8803) to be signed on its behalf by the undersigned officer thereunto duly authorized.




                                  By: s/John G. Cochrane
                                     ___________________________
                                      John G. Cochrane
                                      Treasurer


   Date: March 1, 1999